                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25


                                                Commission File Number 333-51857

                           NOTIFICATION OF LATE FILING

[x] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[ ] Form 10-Q and Form 10-QST [ ] Form N-SAR

For Period Ended December 31, 1999

[  ] Transition Report on Form 10-K         [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F         [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Form 10-K in its entirety.

                         PART I - REGISTRANT INFORMATION

                                 PLAINWELL INC.
                            (full name of registrant)

                         1270 Northland Drive, Suite 300
                              Minneapolis, MN 55120
                     (address of principal executive office)

                       PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report of portion thereof could not be filed within the prescribed time period:

     PLAINWELL INC. will not file its annual report on Form 10-K for the year ending December 31, 1999, on its March 30 deadline for making such filing for the following reasons. In preparing the financial statements to be included in our annual report on Form 10-K, we determined that as of December 31, 1999, we were in default of the minimum net worth covenant as defined in our revolving credit facility with Congress Financial Corporation ("Congress"). We are in discussions with Congress regarding such default and anticipate obtaining a waiver from Congress relating to such default. We also anticipate amending the credit agreement to avoid future default of the net worth covenant. While there can be no assurances that we will obtain such waiver and amendment, we anticipate having them in place in time to file our annual report in the next 15 days.

                           PART IV - OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this information:

                    Jeffrey A. Arnesen
                    Senior Vice President and Chief Financial Officer
                    (651) 365-3100

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s). [x] Yes [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


                                                     Year Ended December 31,
                                                     1999              1998
                                                 --------------    -------------
     (In thousands)
Net sales                                        $     210,306     $     193,181
Gross margin                                            22,195            24,036
Operating income                                         2,563             8,094
Income (loss) before
     extraordinary item                               (12,065)           (4,456)
Net income (loss)                                     (13,386)           (5,053)


RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE YEAR ENDED DECEMBER 31, 1998

Net Sales

During the year ended December 31, 1999, the Company had net sales of $210.3 million compared to $193.2 million in 1998. The Company's 1998 net sales include the results of the Consumer Products Division beginning on its acquisition date of March 6, 1998, or approximately ten months, compared to a full year in 1999.

Net sales at the Consumer Products Division increased $13.9 million to $129.2 million in 1999 compared to $115.3 million in 1998. The rise in net sales reflects a 16.2% increase in sales volume due primarily to the two additional months of operations in 1999, partially offset by a 3.6% decrease in average selling prices. New production capacity introduced in the tissue market during late 1998 and early 1999 was the primary reason for the reduction in average selling prices.

Net sales at the Specialty Paper Division increased $3.2 million to $81.1 million during 1999 compared to $77.9 million in 1998. Improved net sales at the division reflect an 8.1% increase in volume partially offset by a 3.7% decrease in average selling prices. The implementation of a national sales force and expansion of related marketing efforts are the primary reason for the increase in sales volume while the decrease in average selling prices reflects a change in the division's sales mix.

Cost of Sales and Gross Profit

Cost of sales increased to $188.1 million in 1999 compared to $169.1 million in 1998. As previously discussed, the 1998 cost of sales includes approximately ten months of costs associated with the Consumer Products Division compared to a full year in 1999.

The Consumer Products Division had $115.1 million in cost of sales during 1999 compared to $98.1 million in 1998. The rise in cost of sales primarily reflects the impact of two additional months of operations during 1999. During the later half of 1999, the division experienced significant increases in the cost of raw materials, primarily fiber costs, due to fiber shortages in the market place. These increases were partially mitigated by cost improvement initiatives implemented during 1999, thus cost of sales on a per ton basis rose only 1.0% in 1999 compared to the prior year.

The cost of sales at the Specialty Products Division rose slightly to $73.0 million in 1999 compared to $71.0 million in 1998. The effect of an 8.1% increase in sales volume and rising fiber prices at the division were minimized by various cost savings initiatives put into place in late 1998 and early 1999, resulting in a decrease in the average cost of sales on a per ton basis of 4.8%.

Although offset by various cost savings initiatives, the impact of lower average selling prices at both divisions resulted in a decrease in the Company's gross profit margin to 10.6% in 1999 compared to 12.4% in 1998.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $3.7 million to $19.6 million in 1999 compared to $15.9 million in 1998. As previously discussed, the 1998 expenses include approximately ten months of costs associated with the Consumer Products Division compared to a full year in 1999. In addition, 1999 expenses increased due to costs associated with the evaluation of potential acquisitions, on-going professional fees, as well as costs related to the relocation of the Company's executive offices from Plainwell, Michigan to Minneapolis, Minnesota.

Interest Expense

Interest expense increased $3.0 million to $17.7 million in 1999 compared to $14.7 million in 1998. This increase is primarily attributable to the Company's issuance of $130.0 million 11% Senior Subordinated Notes in March 1998 as well as an increase in the average outstanding balance under the Company's revolving credit facility.

Income Taxes

The Company joins in the filing of consolidated federal and certain state income tax returns with its parent company and other affiliate companies. The Company is party to a tax sharing agreement among the members of the consolidated tax group under its parent which provides for payments to the parent company in lieu of taxes on the Company's separately computed taxable income, or payments from the parent for use of the Company's taxable losses by its parent or other affiliate companies. During 1999, the Company recorded income tax benefits related to its loss from operations to the extent the Company is entitled to reimbursement under the tax sharing agreement and to the extent of previously recorded net deferred tax liabilities. Due to the uncertainty of the realization of the Company's net operating loss carryforward, the Company established a valuation allowance against the carryforward benefit in the amount of $2.9 million at December 31, 1999. As a result, the net income tax benefit recognized for financial statement purposes in 1999 was $3.1 million compared to a benefit of $2.2 million in 1998.

Extraordinary Item

In November 1999, the Company terminated its revolving credit facility and entered into a new credit facility. Fees related to the early termination of the Company's previous credit facility, including a $0.7 million early termination penalty and $0.6 million of remaining unamortized debt issuance costs, were recorded as an extraordinary charge. Because, as discussed above, the Company did not fully recognize net income tax benefits during 1999, no tax benefit was recorded in connection with the extraordinary charges.


                                 PLAINWELL INC.

Has caused this notification to be signed on its behalf by the undersigned therunto duly authorized.


Date     March 30, 2000                     By /s/   JEFFREY A. ARNESEN
                                                     -------------------------
                                                     Jeffrey A. Arnesen
                                                     Senior Vice President and
                                                       Chief Financial Officer